UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2023

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

As previously announced, on May 1, 2023, Scinai Immunotherapeutics (“Scinai” or the “Company”) (Nasdaq: SCNI) received a deficiency letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with Listing Rule 5550(b)(1), which requires the Company to maintain a minimum $2,500,000 in stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. The Company reported in its Annual Report on Form 10-K for the year ended December 31, 2022 filed April 17, 2023 a stockholders’ deficit of $1,760,000, which is below the stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Under the Nasdaq Rules, the Company had 45 calendar days (no later than June 15, 2023) to submit a plan to regain compliance. If its plan was accepted, the Company would be granted an extension of 180 calendar days from the date of the letter to regain compliance.

On August 1, 2023, the Company announced that Nasdaq reviewed its plan to regain compliance with Nasdaq’s Listing Rule 5550(b) and provided it an extension until October 30, 2023 to demonstrate compliance

On October 31, 2023, the Company issued a press release which included the Company’s financial results for the quarter ended September 30, 2023. In the balance sheet, the net present value (“NPV”) of the Company’s liability resulting from its long-term financial facility contract with the European Investment Bank (“EIB”) was calculated based on an updated pro forma cash flow reflecting the Company’s revised business strategy and resulting business plans. Consequently, the NPV of the Company’s long term debt liability as of September 30, 2023, decreased from $24.3m to $18.6m. The Company believes that a lower NPV better reflects its current business strategy and the expected cash flows focused on the development of therapeutics for psoriasis and other Immunology and Inflammation diseases, which come with industry standard timelines for biologic drug development rather than on the development of a COVID-19 therapeutic, which at the time, assumed accelerated, emergency drug development timelines. The new strategy also accounts for the offering of CDMO services. This was done in full alignment with the EIB.

The Company’s financial statements for the quarter ended September 30, 2023 also reflected the change in the Company’s functional currency from NIS to USD to better reflect the Company’s new business strategy. This change impacted the classification of most of the current and future warrants as equity and not as liabilities as per GAAP accounting rules.

In addition, following September 30, 2023, the Company’s weighted average cost of capital (WACC) was assessed by an external appraiser and been updated to 35%. The Company expects this new WACC to be incorporated in the Company’s financial statements for the year ended December 31, 2023. A higher WACC is expected to lower the NPV of long-term liabilities and by that further increase shareholders equity.

Lastly, today, November 13, 2023, the EIB officially notified the Company that it acknowledged the Company’s new corporate strategy and business plan. Against this background, in its letter, the EIB confirmed that it had received internal approval to extend the maturity date of its financial contact with the Company from December 31, 2027 to December 31, 2031. The formal document is expected to be signed in the next few weeks. Extending the loan’s maturity by four years will help stabilize Scinai’s prospects, and will also significantly lower the loan’s NPV, thereby further improving shareholders’ equity.

It is important to note that the extension of the maturity date of the Company’s financial contract with EIB is not based on a troubled loan situation. The Company is not in default, and the extension merely reflects a change in the Company’s business strategy consistent with the EIB’s approach to providing financing to innovative young companies as outlined in the Company’s October 31, 2023 press release in this regard.

Based on the above, while acknowledging that the EIB’s approval is subject to formal documentation of the amendment to the Financial Contract and any other relevant legal document, the Company believes it has regained compliance with the stockholders’ equity requirement based upon the specific events referenced above. We acknowledge that Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report the Company does not evidence compliance, that it may be subject to delisting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: November 13, 2023	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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